                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated June 10, 2002, regarding $40 million recovery granted to PacifiCorp in Idaho and Oregon.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             /s/  Scottish Power plc
                                             -----------------------------------
                                             (Registrant)

Date June 11, 2002                      By:  /s/ Alan McCulloch
     ----------------------                  -----------------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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PACIFICORP GRANTED $40M RECOVERY IN IDAHO & OREGON

ScottishPower announces that on 7 June 2002 the Idaho Public Utilities Commission (IPUC) granted its US subsidiary PacifiCorp $25 million for the recovery of net excess power costs in Idaho, related to the western power crisis in 2000 and 2001. PacifiCorp originally requested $37 million, thus resulting in a recovery rate of 68%.

The recovery is scheduled to be achieved through a $22.7 million power cost surcharge, implemented over the next 24 months, and the retirement of merger credits in Idaho at a net present value of $2.3 million.

PacifiCorp CEO Judi Johansen noted, "We believe this latest order provides a strong level of recovery of allowable costs incurred in Idaho over the period." The company received an order for approximately $147 million to recover excess power costs in Utah on 1 May 2002.

The company also received a $14.2 million net rate increase effective 1 June 2002 from the Oregon Public Utility Commission (OPUC) on 20 May 2002 related to various unresolved power cost issues from the company's last general rate case concluded in September 2001. Additionally, on 28 May 2002 the OPUC approved an increase of a further $1.2 million per year to recover costs related to a long-term generating facility lease.

Under UK GAAP, all of PacifiCorp's net excess power costs are charged to the profit and loss account when incurred. The regulatory recovery of net excess power costs previously charged to the profit and loss account will be recognised as income under UK GAAP when billed to customers.

Further information:
Andrew Jamieson            Head of Investor Relations         0141 636 4527
Colin McSeveny             Group Media Relations Manager      0141 636 4515